SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-66573 -

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/08** (MM/DD/YY) AND ENDING **12/31/08** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PMIB, LLC DBA Pagemill Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 Hanover Street
(No. and Street)

Palo Alto (City) **CA** (State) **94304** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Sunstrum **650-233-4877**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

84 South First Street, Third Floor (Address) **San Jose** (City) **CA** (State) **95113** (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, William Sunstrum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________ as of 12/31/04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California
County of Santa Clara } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________
7 ____________________
8 ____________________

Signature of Document Signer No. 1 ____________________

Signature of Document Signer No. 2 (if any) ____________________

JENNIFER CARLOTTA
Comm. No.1753112
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires July 8, 2011

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me this 24 (Date) day of February (Month), 2009 (Year), by

(1) William Sunstrum
Name of Signer(s)

(2) ____________________
Name of Signer(s)

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ____________________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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PMIB, LLC DBA PAGEMILL PARTNERS, LLC

FINANCIAL STATEMENTS

December 31, 2008 and 2007

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Members

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

We have audited the statements of financial condition of PMIB, LLC dba Pagemill Partners, LLC as of December 31, 2008 and 2007 and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of PMIB, LLC dba Pagemill Partners, LLC as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

San Jose, California
February 20, 2009

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 477,191	$ 345,434
Client receivables, net	365,504	470,850
Unbilled revenue	79,268	120,000
Prepaid expenses	74,946	103,228
TOTAL CURRENT ASSETS	996,909	1,039,512
DEPOSITS	40,375	40,375
PROPERTY AND EQUIPMENT, net	105,146	88,083
TOTAL ASSETS	$ 1,142,430	$ 1,167,970
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 32,412	$ 14,380
Unearned revenue	57,500	39,524
Accrued expenses	138,522	368,004
TOTAL CURRENT LIABILITIES	228,434	421,908
MEMBERS' EQUITY	913,996	746,062
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,142,430	$ 1,167,970

See Notes to Financial Statements

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

STATEMENTS OF INCOME

Years ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Success fees	$ 16,084,910	$ 15,290,072
Engagement fees	1,741,344	2,375,309
Professional service fees	1,523,750	882,213
Reimbursed expenses and consulting fees	339,757	380,509
TOTAL REVENUES	19,689,761	18,928,103
OPERATING EXPENSES		
Salaries	5,826,051	11,787,533
Outside services	2,260,557	233,339
Travel and entertainment	931,078	1,071,022
Rent	468,135	473,859
Payroll taxes	274,366	331,087
Dues and subscriptions	295,201	300,481
Employee benefits	243,102	267,889
Professional fees	240,347	261,273
Advertising	258,587	113,298
Telephone	135,565	112,312
Other	213,133	180,881
Depreciation	85,791	57,928
TOTAL OPERATING EXPENSES	11,231,913	15,190,902
OPERATING INCOME	8,457,848	3,737,201
OTHER INCOME (EXPENSE)		
Interest income	47,459	73,498
(Bad debts) recovery	(74,718)	53,914
Other income	426	-
TOTAL OTHER INCOME (EXPENSE)	(26,833)	127,412
NET INCOME	$ 8,431,015	$ 3,864,613

See Notes to Financial Statements

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Years ended December 31, 2008 and 2007

Balance at January 1, 2007	$	406,885
Net income		3,864,613
Capital contributions		100,000
Receivables from members		(100,000)
Distributions		(3,525,436)
Balance at December 31, 2007		746,062
Net income		8,431,015
Distributions		(8,263,081)
Balance at December 31, 2008	$	913,996

See Notes to Financial Statements

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

STATEMENTS OF CASH FLOWS

Years ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 8,431,015	$ 3,864,613
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	85,791	57,928
Increase (Decrease) in allowance for doubtful accounts	55,000	(105,000)
Decrease (Increase) in operating assets:		
Client receivables	50,346	(203,121)
Unbilled revenue	40,732	(120,000)
Prepaid expenses	28,282	(46,824)
Increase (Decrease) in operating liabilities:		
Accounts payable	18,032	(76,768)
Accrued expenses	(229,482)	80,670
Unearned revenue	17,976	39,524
NET CASH FLOWS FROM OPERATING ACTIVITIES	8,497,692	3,491,022
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in property and equipment	(102,854)	(45,717)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(102,854)	(45,717)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(8,263,081)	(3,331,396)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(8,263,081)	(3,331,396)
NET INCREASE IN CASH AND CASH EQUIVALENTS	131,757	113,909
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	345,434	231,525
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 477,191	$ 345,434

See Notes to Financial Statements

(1) Summary of significant accounting policies

Nature of operations – PMIB, LLC dba Pagemill Partners, LLC (the "Company") was formed on January 15, 2003 as a limited liability company under the laws of the State of California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company assists businesses that want to go through the Mergers and Acquisitions process. It manages both buy and sell side transactions, private placements, divestitures, leveraged buyouts and does fairness opinions, valuations and advisory work. The Company's principal focus is on the technology sector. The Company's clients include both domestic and foreign entities.

The rights and obligations of the equity holders of the Company (the "Members") are governed by its Fifth Amended and Restated Limited Liability Company Operating Agreement (Operating Agreement) dated January 1, 2008. The Operating Agreement was amended and restated to reflect changes in membership. Each member's interest in the Company is represented by membership points.

The Operating Agreement provides for the dissolution of the Company upon the earliest to occur of either: (a) failure of the Company to have at least one managing member; (b) permanent cessation of the Company's business; (c) an election by the managing members to dissolve the Company; or (d) any other event which results in a mandatory dissolution of the Company under the California Beverly-Killea Limited Liability Act.

In accordance with the Operating Agreement, items of income, gain, loss, deduction and credit will be allocated among the Members as determined from time to time, whether in writing or by electronic means, by 70% in interest of the managing members. This is subject to the limitation that items of loss and deduction allocated to any member with respect to any taxable year will not exceed the maximum amount of such items that can be so allocated to such member without causing the member to have a deficit balance in its capital account in excess of the amount of the members' obligation, if any, to restore such deficit capital account, computed in accordance with the appropriate income tax regulations. Additionally, no distribution shall be made if and to the extent that such distribution would cause the Company to be insolvent or cause the Company to be in violation of minimum capitalization requirements pursuant to applicable Acts and Laws set forth by governing bodies.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) Summary of significant accounting policies (continued)

Revenue recognition – The Company derives revenue by way of engagement fees, success fees and professional service fees. For the year ended December 31, 2008, success fees approximated 82% of all revenues earned during the year.

Engagement fees: New clients are assessed non-refundable engagement fees which range from single payments to monthly payments for the periods during which contracts remain in effect. Such periods generally last up to six months, but can be longer. Single payment engagement fees relating to sell side engagements are recognized ratably over the period it takes to bring the project to market. Monthly engagement fees, typically associated with buy side transactions requiring ongoing efforts, are recognized ratably during the month.

Success fees: Success fees are owed to the Company on the completion of a merger or similar transaction. The fee is stipulated in the contract and generally includes a percentage of the closing amount, as well as a fixed price for services performed. Success fees are recognized when the transaction has closed and fees have been received.

Professional fees: Fees for professional services are generally due to the Company 50% upon signing of an engagement letter and 50% upon completion of the final report. Total fees associated with the project are recognized based on the Company's estimate of the percentage-of-completion of the individual projects. Amounts related to over and under billings at year end are reflected in the financial statements as assets or liabilities, as appropriate.

Cash and cash equivalents – Cash equivalents consist of highly liquid investments with an initial maturity of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Client receivables – Client receivables are stated net of an allowance for doubtful accounts. The allowance is based upon analysis of specific accounts, taking into consideration the probability of collection of such accounts. The allowance for doubtful accounts was $100,000 and $45,000 at December 31, 2008 and 2007, respectively.

Concentrations of credit risk – Financial instruments, which potentially subject the Company to a concentration of credit risk, include cash and receivables from clients.

Cash is maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains a money market account with a brokerage firm. Balances under this account are guaranteed under a federal program up to $3,476,271 and is guaranteed through April 30, 2009, unless otherwise extended. At various times during the year, the Company's cash in bank balances exceeded the federally insured limits.

(1) Summary of significant accounting policies (continued)

Fair value of financial instruments – The carrying amounts reflected in the statement of financial condition for cash and receivables approximate their respective fair values due to the short maturities of those instruments.

Depreciation - Depreciation is computed on the straight-line method over the estimated useful lives of assets. For this purpose, the estimated useful life of all assets is expected to be three years.

Advertising costs - Advertising costs are charged to operations when incurred. Advertising expense for the years ended December 31, 2008 and 2007 was $258,587 and $113,298, respectively.

Income taxes – The Company is treated as a partnership for income tax purposes. Accordingly, no provision has been made for federal income taxes since these are the responsibility of the individual members. The Company's net income or loss is allocated to its members in accordance with its limited liability company agreement. The Company operates in the state of California and is subject to a tax based on gross revenues.

Member distributions - In 2008 the Company changed its method of remitting payments to its members whereby most payments are made as distributions rather than as salaries.

(2) Recently issued accounting pronouncements

SFAS 141(R) – In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounts Standards (SFAS) No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, non-controlling interests in the acquiree and any goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company will be required to adopt SFAS 141R in its fiscal year commencing January 1, 2009. The Company is currently evaluating the effects, if any, that this pronouncement may have on its financial statements.

SFAS 160 - In December 2007, the FASB issued SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51* ("SFAS No. 160"). SFAS No. 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (sometimes called "minority interests") be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any retained non-controlling equity investments in deconsolidated subsidiaries must be measured initially at fair value. This statement is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the effects, if any, that this pronouncement may have on its financial statements.

(2) Recently issued accounting pronouncements (continued)

SFAS 161 - In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*, which requires companies to provide additional disclosures about its objectives and strategies for using derivative instruments, how the derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and related interpretations, and how the derivative instruments and related hedged items affect the Company's financial statements. SFAS No. 161 also requires companies to disclose information about credit risk-related contingent features in their hedged positions. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating the effects, if any, that this pronouncement may have on its financial statements.

(3) Ownership changes

Effective January 1, 2008, the Company revised its operating agreement to include one new member as a managing member of the Company. On October 30, 2008, the member was removed by means of joint action by the remaining managing members of the Company.

On December 27, 2007, the Company entered into a separation agreement with a member whereby the Company redeemed all of the member's interests. The separation resulted in a payable due to the member of $194,040, which was paid in 2008.

On January 1, 2007, the Company admitted two new members as managing members of the Company. Concurrent with the admission, the incoming members made capital contributions in the form of member receivables of $50,000 each. Total member receivables were $100,000 at December 31, 2008.

(4) Employee benefit plan

The Company sponsors a 401(k) Profit Sharing Plan (the Plan) that covers substantially all employees meeting necessary age requirements. The Plan provides for voluntary salary reduction contributions of up to 90% of eligible annual compensation, subject to annual Internal Revenue Code limitations. Employer contributions to the Plan are discretionary. During the years ended December 31, 2008 and 2007, no employer contributions were made to the Plan.

(5) Property and equipment, net

	December 31, 2008	December 31, 2007
Cost		
Office equipment	$ 57,310	$ 51,232
Computer equipment	217,307	155,342
Computer software	37,946	20,595
Leasehold improvements	23,261	5,800
Furniture and fixtures	8,612	8,612
Total cost	344,436	241,581
Accumulated depreciation	(239,290)	(153,498)
Property and equipment, net	$ 105,146	$ 88,083

The aggregate depreciation charged to operations was $85,791 and $57,928 for the years ended December 31, 2008 and 2007, respectively.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $238,220, which was $222,991 more than its required net capital of $15,229.

(7) Operating leases

The Company leases office facilities and equipment under operating leases. The facilities lease, which includes an annual increase of 3%, is being expensed on a straight-line basis.

Future minimum lease payments required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Years Ending December 31,	
2009	$ 274,991
2010	24,543
2011	24,543
2012	19,406
2013	9,584
Total	$ 353,067

(8) Cash flow disclosures

The following is a summary of supplemental cash flow information for the years ended December 31, 2008 and 2007:

	Years Ended December 31, 2008	2007
Noncash investing and financing activities:		
Accrued member distributions payable	$ -	$ 194,040
New members' capital contributions receivable at year end	$ -	$ 100,000

(9) Subsequent event

On January 26, 2009, pursuant to the terms of an asset purchase agreement, the Company acquired selected assets and operations of Financial Intelligence, LLC in exchange for cash considerations of up to $300,000 based on terms described therein. The acquisition is expected to enhance the Company's existing valuation services and help replace services performed by a departing member. The transaction was recorded as a business combination in accordance with SFAS No. 141R, *Business Combinations.*

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

In planning and performing our audit of the financial statements of PMIB, LLC dba Pagemill Partners, LLC (the "Company") for the year ended December 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MHM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements in a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control. We noted the following matters involving the control environment over financial reporting and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of PMIB, LLC dba Pagemill Partners, LLC for the year ended December 31, 2008 and this report does not affect our report thereon dated February 20, 2009.

The Company failed to be in compliance with its net capital requirement at January 1, 2008. MHM recommends the Company improve its oversight of its net capital requirement calculation to insure it meets all regulatory requirements. Management responded by noting that it is very cognizant of the importance of maintaining adequate net capital. A non-operating related isolated incident occurred on December 31, 2007 whereby the withdrawal of a members' interest resulted in the reclassification of capital to a current liability. The capital deficiency was rectified within two days through the collection of client receivables and the firm did not conduct securities business during that period.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standards No. 112, the lack of segregation of duties is defined as an area of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

MHM

This report is intended solely for the information and use of the Managing Members, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

San Jose, California
February 20, 2009

ADDITIONAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

84 South First Street, Third Floor
San Jose, CA 95113
408-794-3545 ph
408-295-3818 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Members

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

We have audited the financial statements of PMIB, LLC dba Pagemill Partners, LLC as of December 31, 2008. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

San Jose, California
February 20, 2009

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

SCHEDULE I

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2008
COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 913,996
2. Deduct: ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		913,996
4. Add:		
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		913,996
6. Deduction and/or charges:		
a. Total non-allowable assets included in Statement of Financial Condition:	$ 665,239	
b. Secured demand note deficiency	-	
c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
d. Other deductions and/or charges contingent liability	-	665,239
7. Other additions and/or allowable credits:		-
8. Net capital before haircuts on securities positions		248,757
9. Haircuts on securities:		
a. Contractual securities commitments		
b. Subordinated securities borrowings		
c. Trading and investment securities:		
i. Exempted securities		
ii. Debt securities		
iii. Options		
iv. Other securities		10,537
d. Undue concentration (illiquid investment securities)		
e. Other		
10. Net capital		$ 238,220

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

SCHEDULE II

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2008
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6 - 2/3% of line 19)	$	15,229
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	15,229
14. Excess net capital (line 10 less 13)	$	222,991
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	215,377

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	228,434
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		-
19. Total aggregate indebtedness	$	228,434
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		0.959

PMIB, LLC DBA PAGEMILL PARTNERS, LLC

SCHEDULE III

RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 (Included in Part IIA of Form X-17A-5 as of December 31, 2008)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	230,215
Net audit adjustments:		
Additional accrued liabilities		8,005
Net capital as reported on line 10 of Schedule I	$	238,220

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	236,439
Net audit adjustments:		
Additional accrued liabilities		(8,005)
Total aggregate indebtedness as reported on line 19 of Schedule II	$	228,434